         NN, Inc.
             Corporate Office                                                                                                                                                                                       www.nnbr.com
                          2000 Waters Edge Drive ● Building C, Suite 12 ● Johnson City, TN  37604
      423-743-9151 ■  fax: 423-743-2670

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631

Re:	NN, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
File No. 0-23486

Dear Mr. O’Brien

           On behalf of NN, Inc. (the “Company”, the “Registrant”, “we” or “our”), this letter is intended to respond to the comments received from the Staff of the Securities and Exchange Commission by letter dated September 21, 2009, to Mr. James H. Dorton, with respect to the above-referenced filings of the Registrant.

           The following discussion is intended to respond to Staff comments made in the September 21, 2009 letter (the “Letter”).  The following paragraphs of this letter are numbered to correspond to the numbers of the comments contained in the Letter.

Form 10-K for the Year ended December 31, 2008

Management‘s Discussion and Analysis, page 19

Results of Operations, page 22

Comment 1.  You mention contractual price decreases given to several large customers in the Metal Bearing Components Segment during 2007 on pages 28-29.  Please tell us when such contracts were initially executed and the duration over which these decreases were to be given.  Please tell us the business, economic, and competitive reasons for granting these decreases.  Disclose how, if at all, using these sales concessions have impacted your sales in subsequent quarters.

Response 1.

Prior to 2008, a central part of the Metal Bearing Components Segment’s growth strategy had been to acquire the component plants of our large finished bearing customers and become their supplier for components on an outsourced basis.  We successfully completed these outsourcing transactions with customers such as SKF (in 2001 and 2003), INA/Schaeffler (in 2001 and 2003) and SNR (in 2005).  In order to secure the customers’ long-term commitment and trust, we entered into multi-year supply agreements generally of 3 to 5 years in length.  The original SKF and INA/Schaeffler contracts covering precision steel balls were renewed in 2007 and 2006 for periods of three years and two years, respectively.  The contracts specified products to be purchased, product specifications and pricing.  The contracts did not specify minimum purchase quantities or have take-or-pay provisions, rather they provided a general commitment for the customers to give NN, Inc. a specified share of their total applicable purchases.

As the relationship with the key Metal Bearing Components customers has become mature, the need for long-term contracts has diminished.  The Company believes that, given the maturity of the customer base of the Metal Bearing Components Segment, long term agreements are generally not necessary.  Starting in 2008 and continuing today, as agreements expire, new long-term contractual agreements are not being renewed.   Currently, there are only two major contracts left, with one to expire in 2009 and the other in 2010.  Any impact on pricing in 2009 and 2010 from these remaining contracts will be small as the majority of the price adjustments have already been factored into the existing prices.

Once the agreements are no longer in place, the sales relationship is effectively a month to month situation with prices remaining constant until the Company informs the customer of price changes. The Company intends to protect its market share by offering competitive pricing and superior quality and service.  However, price changes are relatively infrequent.  It is also possible that the Company could enter into long term contracts in the future with existing or new customers as conditions change in the marketplace.

In 2007, NN had multiple long-term customer agreements in place which specified periodic price changes.   In 2007, contractual price decreases were given to the three largest customers of the Metal Bearing Components Segment.  The impact was most acute in 2007, as the registrant had just entered into new contracts, effective July 1, 2006 and January 1, 2007, with INA/Schaeffler and SKF, respectively that included changes in pricing effective immediately.   In many cases, these agreements required the registrant to attempt to reduce manufacturing costs and add synergies and to share savings with the customers in lower prices, and usually a minimum level of annual price reduction was mandated.  In general, our internal cost reduction programs tended to offset the customer price adjustments.  As agreed to in the supply agreements, the mandated price changes varied widely by product, and in some cases were designed to adjust historical pricing that no longer reflected current manufacturing cost levels.  Such price adjustments in general were to reduce prices but in some cases required price increases.  The most significant of these agreements were filed with the SEC and listed as exhibits in our published financial reports.  To protect sensitive competitive pricing information, portions of the agreements were redacted.

Comment 2.  You state on page 31 that accounts receivable decreased $14.1 million due to lower sales volumes in the fourth quarter of 2008 versus the fourth quarter of 2007 and from a reduction in overdue receivables during 2008.  We note from page 47 that such reduction consisted of write-offs of $1.0 million, compared to write-offs of $102,000 in 2007 and $818,000 in 2006.  Given the current economic environment and resultant depressed sales you are experiencing, please revise future filings to disclose the aging of your accounts receivable and the factors that impact collectability of overdue accounts.

Response 2.  The reduction in accounts receivable between 2007 and 2008 resulted from two separate causes:  1)  the reduction in accounts receivable due to the reduction in Q4 2008 sales versus earlier periods of approximately $10 million and 2) a targeted reduction in overdue accounts receivable of approximately $4 million (net of write-offs).  In 2008, the registrant targeted a reduction in overdue receivables as a management metric.  The net gross reduction in overdue accounts receivable  was approximately $5.0 million. During this same period, the Company wrote-off approximately $1.0 million in old disputed receivables, which made a net reduction of $4.0 million.  The $1.0 million amount written-off was fully reserved at December 31, 2007.

In future filings, the registrant will explain in greater detail the components of accounts receivable that are current and overdue as discussed in Management’s Discussion and Analysis and more closely link that discussion with any write-offs and/or adjustments in the allowance for doubtful accounts disclosed in the Notes to Consolidated Financial Statements.  The registrant believes that this expanded qualitative disclosure will provide the reader with sufficient information to determine the potentially collectability of the accounts receivable.

Liquidity and Capital Resources, page 31

Comment 3.   Among certain actions you have implemented to manage your liquidity position, we note the downsizing of plant operations and accelerating plant closures.  We also note the closure of the precision steel ball manufacturing facility in Kilkenny, Ireland in the fourth quarter of 2008 and the Hamilton, Ohio plant in the first quarter of 2009.  Section 501.12.b.3 of the FRC and Item 303(a)(3)(ii) of the Regulation S-K requires the disclosure of known trends, uncertainties or other factors that will result in, or are reasonably likely to result in, any material impairment charges in future periods.  Therefore, please quantify the carrying value of the assets associated with the two aforementioned plants and other business experiencing negative financial trends, so readers can understand the assets at risk.

Response 3.   In future filings, the registrant will quantify the carrying value of assets associated with any plant closures and businesses experiencing negative trends and draw the readers’ attention to any impairments or potential impairments as discussed in the Notes to Consolidated Financial Statements.  Many of the quantitative and qualitative facts discussed below would be disclosed.

The accelerated plant closures mentioned in the Liquidity and Capital Resources section, page 31, were in fact the Kilkenny and Hamilton Plants.  The timing of these closures was directly related to the severe impacts of the global recession on our business.  Prior to the sharp downturn in sales volumes in the fourth quarter of 2008, the closure of these locations was not under active consideration.

The Kilkenny closure occurred in the fourth quarter of 2008 and the Hamilton closure occurred in the first quarter of 2009.  As part of the preparation of the 2008 Annual Report on Form 10-K, the registrant examined the carrying value of the assets of both these locations.  The carrying value of the assets before any impairment was $10.6 million for Kilkenny and $1.9 million for Hamilton.  The asset values were adjusted to the realizable values at December 31, 2008 of $9.2 million and $1.8 million, respectively.  These impairments were disclosed in Note 3 of the Notes to Consolidated Financial Statements on pages 46 and 47.  The $9.2 million of adjusted assets at Kilkenny included $5.8 million of cash, accounts receivable and inventory to be utilized during the plant closure or transferred to other locations; $2.5 million for the net book value of the building and land to be sold to a third party once ready for sale; and $0.9 million of production equipment to be transferred to other locations within the Company.  The $1.8 million of adjusted assets at Hamilton included $0.6 in accounts receivable and inventory to be utilized during the plant closure or transferred to other locations; $0.5 million for the net book value of the building and land sold in Q1 2009; and $0.7 million of production equipment to be transferred to other locations within the Company.

The comment regarding downsizing of plant operations in the Liquidity and Capital Resources section, page 31, intended to convey that the registrant had temporarily adjusted employments levels and variable manufacturing cost with the downturn in sales expected to be experienced in 2009 as a result of the global recession.  The aforementioned downsizing was only expected to be of a short-term nature and not intended to affect the long-term utility of installed capacity and carrying value of assets.  In any event, the carrying value of the registrant’s fixed assets was tested for impairment at each of the locations affected by the downsizing of plant operations and adjusted accordingly as disclosed in Note 3 of the Notes to Consolidated Financial Statements on pages 46 and 47.  Related to the downsizing of plant operations, the registrant determined that certain long-term assets an our Pinerolo, Italy Ball Plant and Kysucke Nove Mesto, Slovakia Ball Plant had been permanently abandoned and depreciation was accelerated on these assets as disclosed in Note 6 of the Notes to Consolidated Financial Statements on page 49.

Form 10-Q for the period ended June 30, 2009

Management‘s Discussion and Analysis, page 16

Comment 4.  We note that annual consolidated gross margin has decreased since 2005, and that quarterly gross margin had decreased significantly since the third quarter of 2008, with only a small increase in the second quarter of 2009.  Please ensure that future filings specifically address these negative trends.  Disclose whether the trend is expected to continue and the specific competitive and business factors that constraint management’s ability to reverse this trend.

Response 4.  In future filings, the registrant will comment on trends in profitability of sales and operations and if the existing trend is expected to continue and business and economic factors related to the trend.  The registrant will not include any discussions of actual gross margins as the registrant does not report depreciation under cost of products sold and in accordance with SAB Topic 11B, the registrant does not provide any measure of income before depreciation.

 This disclosure will be included in the “Overview” section of the operational comments in Management’s Discussion and Analysis.  The disclosure will include discussion on the multi-year trend in sales prices, sales mix, sales volume and related trends in cost of products sold related to volume effects, inflation, and cost reduction projects.  From these disclosures the reader will be better able to discern the trend in profitability of our sales and operations even though we will not directly discuss trends in gross margins.

Liquidity and Capital Resources, page 23

Comment 5.  We note the description of the financial covenants, required ratios and actual ratios for the revolving credit facility and senior notes on page 50 of the December 31, 2008 Form 10-K.  Therein you also describe the financial covenants and required ratios for these two agreements for the year ended December 31, 2009.  You state herein that you are in compliance with all covenants related to these agreements as of June 30, 2009.  Given your uncertainty about whether you will be in compliance with the existing covenants for the remainder of 2009 and the first quarter of 2010, please tell us and revise future filings beginning with the September 30, 2009 Form 10-Q to disclose the actual ratios related to these agreements.  Based on the most recent available information please clarify whether you expect to be in compliance with these covenants as of September 30, 2009.  If not, tell us whether you have obtained the requisite amendments and/or waivers, of if not, how such noncompliance will impact your financial statements and business operations for the third and fourth quarters of 2009.

Response 5.  With future filings, the registrant will quantify and disclose the actual covenant levels achieved during the quarter in comparison to the required covenant levels.  Below is an example of the disclosure we will provide using June 30, 2009 actual results:

Financial Covenants	Required Covenant Level	Actual Covenant Level
Funded indebtedness to capitalization ratio	Not to exceed 0.60 to 1.00	0.54 to 1.00
Interest coverage ratio	Not less than 1.14 to 1.00	1.19 to 1.00
Minimum EBITDA	EBITDA shall not be less than $6,783,000 for the most recently four fiscal quarters	$ 7,201,000
Capital expenditures	Not to exceed $3,500,000	$ 2,826,000

Regarding the quarter ended September 30, 2009, the registrant expects to be in compliance with the three required financial covenants as of September 30, 2009.  The registrant expects the actual September 30, 2009 covenants levels to exceed the required covenant levels by a wider margin than experienced at June 30, 2009.

Comment 6.  Tell us the status of the financial covenants with the lenders that were not yet defined for the period ending June 30, 2010

Response 6.  As of the date of this letter, the registrant and lenders have not defined the financial covenants for periods ending after March 31, 2010.  While the registrant has operational forecasts for 2010-2012 using a range of assumptions, we have just begun the process of developing a formal budget for 2010.  Once the 2010 budget is completed and approved by the Board of Directors, the registrant will work closely with the lenders to finalize future covenant levels that reflect expected results for the periods in question.  As such, we will not likely begin negotiations with lenders until much later in 2009 and probably will not have new levels agreed until early 2010.

On behalf of the Registrant, I acknowledge that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Registrant has been responsive to the Commission's comments.  If there are additional questions or comments, please contact the undersigned.

               Very truly yours,

               /s/ James H. Dorton
              Chief Financial Officer